UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 15, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 15, 2009, entitled "Notifiable trading ”.

Notifiable trading

On behalf of StatoilHydro (OSE:STL, NYSE:STO), DnB NOR has on 15 April 2009 purchased 521,600 shares for use in the group`s Share saving plan.

The shares have been acquired at a price of NOK 116.88 per share. Before distribution to the employees, the Share saving plan has 4,628,912 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: April 15, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer